Exhibit 4.11

Share Purchase Agreement

on 55% Equity of Jiangxi JinkoSolar Engineering Co., Ltd.

By and between

Wide Wealth Group Holdings Limited

and

Shangrao Kangsheng Technology Co., Ltd.

October 11, 2016

The Share Purchase Agreement (hereinafter referred to as “this Agreement”) is entered by and between the following two parties on October 11, 2016:

Transferor: Wide Wealth Group Holdings Limited, a limited company established in accordance with laws of Hong Kong Special Administrative Region of the People’s Republic of China and continuing existing, with its registered address at Unit51l 5/F Tower 1, Silvercord 30, Canton Road, TSIMSHATSUI, KL;

Transferee: Shangrao Kangsheng Technology Co., Ltd., a limited company established in accordance with the laws of the People’s Republic of China and continuing existing, with its registered address at Fourth Industry Road, National Shangrao Economic and Technical Development Zone, Jiangxi Province;

(Each of the above two parties is herein referred to as “one party” and both parties are collectively herein referred to as “parties”)

Whereas:

1.	Jiangxi JinkoSolar Engineering Co., Ltd. (hereinafter referred to as “Target Company”) is a limited company established in accordance with laws of the People’s Republic of China and continuing existing, with its registered address at Xuri District, National Shangrao Economic and Technical Development Zone, Jiangxi Province, mainly engaging in services including solar and photovoltaic power generation.

2.	The Transferor intends to transfer 55% of the equity of the Target Company the Transferor holds (hereinafter referred to as “Object Equity”) to the Transferee in accordance with the terms and conditions under this Agreement, and the Transferee intends to purchase the Object Equity (hereinafter referred to as “the Transaction”).

The two parties agree as follows in accordance with relevant laws and regulations of the People’s Republic of China through friendly consultation:

1.	Equity Transfer

1.1	The Transferor agrees to transfer Object Equity to the Transferee in accordance with the terms and conditions specified in this Agreement and the Transferee agrees to purchase such Object Equity.

1.2	The transfer price of the Object Equity is US$ 250 million. The Transferee shall transfer the equity at such transfer price (including currency exchange) via telegraphic transfer in a lump sum to the bank account designated by the Transferor within 3 months upon the execution of this Agreement. However, under no circumstances shall the settlement be later than 6 months upon the signing of this Agreement or a prolonged term agreed otherwise by the two parties (hereinafter referred to as “Longest Term”).

2.	Condition Precedent

2.1	The fulfillment or exemption of the following conditions on or before the settlement day shall be precedent to the completion of settlement and other obligations of this transaction by the Transferee:

2.1.1	The representations and warranties made under each transaction document by the Transferor are true, correct and complete in all major aspects without material misleading information on the day of settlement.

2.1.2	This Agreement and other relevant documents under this Agreement have acquired approval from competent approving authorities.

2.1.3	All funds for the Transferee to pay the equity transfer price of this Transaction are in position. If such funds are acquired via financing with third-party financial institutions, the authorization, approval, registration and all other legal procedures for such financing have been completed.

2.2	The Transferor and Transferee shall, to their utmost efforts, cooperate with each other to fulfill the conditions precedent under Article 2.1 and complete the settlement.

3.	Transferor’s Warranty

3.1.	Transferor has been registered as a shareholder of the registered capital of the Target Company in accordance with Chinese laws and legally holds the Object Equity.

3.2.	The Transferor owns the rights, power and authority required to sign this Agreement, perform rights and fulfill obligations under this Agreement and the Transferor has already acquired necessary internal authorization for signing and fulfilling this Agreement.

3.3.	By signing this Agreement and fulfilling the obligations under this Agreement the Transferor will not: result in its breach of any applicable laws or regulations or any order, judgment or decree, to which the Transferor is a party, issued by any courts and governmental organizations, result in its violation of its Articles of Association or constitute any breach of contact (if any) under such Articles of Association, or lead to its breach of any obligations under any contract to which the Transferor is a party and bound by it or under other arrangements.

4.	Transferee’s Warranty

4.1	The Transferee owns the rights, power and authority required to sign this Agreement, perform rights and fulfill obligations under this Agreement and the Transferee has already acquired necessary internal authorization for signing and fulfilling this Agreement.

4.2	By signing this Agreement and fulfilling the obligations under this Agreement by the Transferee will not: result in its breach of any applicable laws or regulations or any order, judgment or decree, to which the Transferee is a party, issued by any courts and governmental organizations, result in its violation of its Articles of Association or constitute any breach of contact (if any) under such Articles of Association, or lead to its breach of any obligations under any contract to which the Transferee is a party and bound by it or under other arrangements..

4.3	The source of the fund of the Transferee for the payment for the transfer consideration is legitimate.

5.	Liability for Breach of Contract

5.1	If one party breaches any provision of this Agreement or any warrant made under this Agreement is untrue, incorrect, or incomplete or have any material misleading information, the breaching party shall compensate any loss suffered by the observant party due to such breach of contract by the breaching party (including, but not limited to, all economic loss and rational expense and cost occurred due to press for payment or avoidance of loss) and keep the observant party against any damages, loss, expense or damages under other adverse conditions when such declaration or warranty is true and correct.

5.2	If any party may not fulfill the obligations stipulated under this Agreement due to fire, other accidents, natural disaster, strike or other labor unrest, war, terrorist activities, turmoil or other public disturbance or any event which cannot be controlled by any party, such party shall not be deemed as breach of this Agreement.

6.	Agreement Termination

6.1	Unless due to reasons attributable to the Transferor, if the conditions precedent specified in Article 2.1.2 and Article 2.1.3 under this Agreement fail to be fulfilled within the Longest Term, the Transferee may terminate this Agreement by issuing a written notice to the Transferee. In such case, the Transferee shall pay a sum of 5% of the equity transfer price to the Transferor as the compensation for rescinding the Agreement. After receiving the above compensation fund, the Transferor shall not claim any further liabilities for breach of contract or any compensation for breach of contract of the Transferee (if any) under this Agreement.

6.2	From the day of signing to the day of settlement of this agreement, if any third party requests to purchase the Object Equity at a transfer consideration higher than that paid by the transferee under this Agreement or with any transfer condition better than those provided by the Transferee, the Transferor shall notify the Transferee within 3 working days upon receiving such request and the Transferees shall confirm in written form within 3 working days upon receiving of such notice whether it agrees to accept the equity under the same conditions provided by such third party (the Transferee enjoys pre-emptive right under the same conditions). If the Transferee refuses to purchase the Object Equity under the same conditions provided by such third party, the Transferor is entitled to terminate this Agreement; however, the Transferor should pay 3% of the transfer price of Object Equity to the Transferee as compensation for rescinding this Agreement. After receiving the above compensation fund, the transferee shall not claim any further liabilities for breach of contract or compensation for any breach of contract of the Transferor (if any) under this Agreement. Notwithstanding the foregoing, the two parties agree that under any event, the Transferor shall not proactively provide any selling offer or offer invitation concerning the Object Equity to any third party or perform any behavior which may cause such third party to request purchasing of the object equity from the Transferor.

7.	Confidentiality

7.1	Both parties are obliged to keep the confidentiality of this Agreement, issues related with this Agreement and all documents, materials and information provided by the other party (hereinafter referred to as “Confidential Information”). Without prior written consent by the other party, neither party shall disclose any Confidential Information to any third party, unless:

(i)	Any party to this Agreement is required to disclose for the fulfillment of laws and regulations or by governmental authorities, judicial authority, or stock exchanges:

(ii)	This Agreement is to be disclosed to the staff or commissioned professional institutions of the Transferor and Transferee participating in the transfer transaction of Object Equity and such staff or professional institutions are obliged to the same confidentiality;

(iii)	Such documents or materials may be acquired via public channels or have been disclosed in accordance with the disclosure obligations of the two parties or any of their related parties;

(iv)	The information the other party or related party has disclosed to the public via public media.

7.2	Both parties are obliged to keep continuous confidentiality of the above information and such obligation shall not be terminated due to the termination of this Agreement.

7.3	Without written consent by the party providing the confidential information, neither party shall copy or modify the Confidential Information.

7.4	The Confidential Information a party acquired from the other party shall only be used for issues related to the transaction under this Agreement and shall not be used for any other purpose.

7.5	Provided that this Agreement is terminated due to any reason, either party shall, at the request of the other party, return all materials related with the Confidential Information acquired from the other party to the providing party and is obliged to undertake confidentiality obligations specified under this Article.

8.	Fees and Taxes

Unless otherwise specified in this Agreement, the two parties shall bear their respective fees (including fees for engaging intermediary service institutions for this transaction) and taxes related to this transaction in accordance with laws and regulations.

9.	Nullification of the Agreement

Any article under this Agreement is deemed as illegal, invalid or unenforceable pursuant to laws and regulations shall not affect the legal effectiveness of other articles.

10.	Applicable Laws and Dispute Resolution

10.1	The signing, explanation and execution of this Agreement apply to the laws of the People’s Republic of China.

10.2	If any disputes, entanglement or claims between the two parties arising out of this Agreement, the two parties shall, by all possible means, settle through friendly consultation.

10.3	If no settlement has been reached within sixty (60) working days after one party sends the notice of intent to settle such disputes, entanglement or claims via friendly consultation, such dispute or claim shall be submitted to Shanghai International Economic and Trade Arbitration Commission (hereinafter referred to as “Arbitration Commission”) and arbitrated in Shanghai in accordance with the arbitration rules in effect at the time of submission to the Arbitration Commission. The arbitration award shall be final and binding to both parties and both parties agree to be bound by and comply with such award. Arbitration fees and fees for enforcement of the award (including witness fee and reasonable counsel fee) shall be paid by the losing party, unless otherwise decided by the arbitration award.

10.4	During the occurrence of such dispute and the arbitration, other than issues causing disputes, the two parties shall continue performing their respectively unaffected rights and obligations under this Agreement in good faith.

11.	Supplementary Provisions

11.1	This Agreement is executed on the day the duly authorized representatives of the two parties sign this Agreement. Nevertheless, the transfer of Object Equity shall come into effect after competent commercial authorities approve this Agreement, the joint venture operation contract and the revised Articles of Association.

11.2	The amendments or modification to this Agreement shall come into effect after the two parties sign official written legal documents.

11.3	Provided that in the process of registration with the competent Administration for Industry and Commerce, if there is any inconsistency between the Shae Purchase Agreement template used by the competent industry and commerce authorities and this Agreement, this Agreement shall prevail.

11.4	This Agreement is made in octuplicate, of which each party holds one copy and the Target Company holds one copy. Other copies will be used for relevant governmental formalities. Each copy has equal legal effects.

[The following is the Signing Page]

(This page is intentionally left blank as the signing page for Share Purchase Agreement on 55% Equity of Jiangxi JinkoSolar Engineering Co., Ltd. by and between Wide Wealth Group Holdings Limited and Shangrao Kangsheng Technology Co., Ltd.)

WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

Wide Wealth Group Holdings Limited

Name: Xiande Li

Position:	Authorized Representative

(This page is intentionally left blank as the signing page for Share Purchase Agreement on 55% Equity of Jiangxi JinkoSolar Engineering Co., Ltd. by and between Wide Wealth Group Holdings Limited and Shangrao Kangsheng Technology Co., Ltd.)

WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

Shangrao Kangsheng Technology Co., Ltd.

Name: Xiande Li

Position:	Authorized Representative